FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 31, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

WIMM-BILL-DANN FOODS

ACQUIRES DAIRY PLANT IN PERM REGION

MOSCOW, Russia — December 27, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD], the leading Russian manufacturer of healthy food and beverage products, today announced the acquisition of Kungur Dairy Plant in Perm region. The plant is the region’s leading dairy producer and is recognized as one of Russia’s most technologically advanced dairy facilities. The transaction is subject to preliminary approval by the Russian Federal Antimonopoly Service.

The acquisition of Kungur Dairy Plant is in line with Wimm-Bill-Dann’s declared strategy of expanding its business through the selective acquisitions of successful companies with strong market positions, established brand portfolios and a sustainable raw-materials base. Situated in the southeastern part of Perm region, Kungur has excellent access to raw materials in the region. The plant supplies the wider region and its products enjoy strong consumer recognition in both Sverdlovsk and Chelyabinsk regions.

“This acquisition in Perm region is in line with our strategy of expanding eastward and increasing our leading positions in the fast-growing Urals,” said Silviu Popovich, Head of the WBD Foods business unit, commenting on the transaction. “We are buying a state-of-the-art facility in the right location with a highly skilled and experienced local team that will significantly strengthen our market presence in a key geography for us. Its high quality products represent an excellent fit with our existing portfolio. The Kungur plant complements our existing manufacturing base and moves us to a whole new level in the Urals in terms of competitiveness and market reach.”

Kungur Dairy Plant possesses modern European equipment and an in-house laboratory complex meeting all Russian and European quality standards. The plant has achieved a substantial improvement in the quality of milk, sour cream, traditional curd, ryazhenka, yogurt, fruit curds and other products through a high degree of production automation. Kungur Dairy Plant has long-term relationships with its local raw-materials suppliers, helping to ensure both the high quality and reliability of supplies.

- Ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Chudo, Imunele, Bio Max and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Rodniki Rossii natural water, Zdraivery kids’ brand and Agusha baby food.

The company has 38 manufacturing facilities in Russia, Ukraine, Central Asia and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score is the highest among Russian companies and reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Styazkin Sergey
Name:	Styazkin Sergey
Title:	Representative according to Power of Attorney
Wimm-Bill-Dann Foods OJSC

Date: December 31, 2010